Exhibit 1

News Release

8 November 2006

RINKER ACQUIRES THREE QUARRIES AND A BLOCK

PLANT IN SOUTH EASTERN KENTUCKY

Rinker Group Limited (“Rinker”) (ASX and NYSE: RIN) has announced the acquisition of three quarries and a lock plant from Nally & Haydon, LLC, an independent aggregate, block and asphalt producer in south-east Kentucky.

The three quarries are located at Cumberland, Harlan and Pineville in the Central Appalachian region of

Kentucky. The block plant is located near Harlan.

The acquisition is a bolt-on to the existing operations of Rinker’s US subsidiary, Rinker Materials Corporation, in Tennessee and Kentucky. These include 14 active hard rock quarries and eight concrete plants. Permitted reserves at the three new quarry locations are more than 40 million tons.

The block plant mainly produces “heavy” block for the local coal mining industry — the second largest coal mining region in the US.

Rinker has invested over US$1.9 billion in more than 48 acquisitions since 1998, together with around US$1 billion in the development of new quarries and operating plants and expansion of the base business.

Rinker is one of the world’s top 10 construction materials groups, with operations in aggregates, cement, concrete, asphalt and concrete pipe and products. Annual revenue is over US$5.1 billion. Rinker has over 13,000 employees in over 780 sites across the US, Australia and China. Around 80% of group revenue comes from the US subsidiary, Rinker Materials Corporation.

This communication contains a number of forward-looking statements based on management’s current expectations and beliefs. Such statements can be identified by the use of forward-looking language such as “may,” “should, “expect,” “anticipate,” “estimate,” “scheduled,” or “continue” or the negative thereof or comparable terminology. Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, including: the general economic and business conditions in the United States and Australia; trends and business conditions in the building and construction industries; the timing and amount of federal, state and local funding for infrastructure; competition from other suppliers in the industries in which Rinker operates; changes in Rinker’s strategies and plans regarding its ongoing business strategy, acquisitions, dispositions and business development; Rinker’s ability to efficiently integrate past and future acquisitions; compliance with, and potential changes to, governmental regulations related to the

Rinker Group Limited      ABN 53 003 433 118
Corporate Affairs and Investor Relations
Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067   PO Box 5697, West Chatswood NSW 1515
Telephone (02) 9412 6680 Facsimile (02) 9412 6611 E-mail investorrelations@rinker.com.au environment, employee safety and welfare and other matters related to Rinker; changes in interest rates, weather and other natural phenomena, energy costs, pension costs; healthcare costs; outcomes of legal hearings such as the Lake Belt challenge and other risks and uncertainties identified in our filings with the Australian Stock Exchange and the SEC. Rinker can give no assurances that actual results would not differ materially from any forward-looking statements contained in this communication, particularly in light of the many risks and uncertainties regarding the proposed offer by Cemex. You are cautioned not to place undue reliance on any forward-looking information. Rinker disclaims any intention or obligation to update or revise any forward-looking statements contained herein, whether as a result of new information, future events or otherwise.

For further information, please contact Debra Stirling on 61 2 9412 6680 or mobile 0419 476 546 (international + 61 419 476 546)

RIN 07-06